Mail Stop 4561

June 12, 2008

VIA U.S. MAIL AND FAX (419)247-2826

Scott A. Estes
Senior Vice President and Chief Financial Officer
Health Care REIT, Inc.
One SeaGate
Suite 1500
Toledo, Ohio, 43604

Re: Health Care REIT, Inc
        File No. 001-08923
        Form 10-K for Fiscal Year Ended
        December 31, 2007

Dear Mr. Estes:

        We have reviewed your response letter dated May 29, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 58

1.   We have considered your response to our prior comment 3. We are still unclear how you have met all the requirements of Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the use of Non-GAAP Financial Measures with respect to your measure of Adjusted EBITDA. Please tell us how you have complied with these disclosure requirements.

Item 8 Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Business Combinations, page 73

2.   We have reviewed your response to our prior comment 5 and note that you included the disclosures required by paragraph 54 of SFAS 141 related to your acquisition of Windrose Medical Properties Trust in your 2006 Form 10-K. We are unclear why these disclosures were not also included in your 2007 Form 10-K. In future filings please ensure that you include all appropriate financial statement disclosures for each year presented in your financial statements.

        Please respond to the comments included in this letter within ten business days. Please submit your response on EDGAR. If you have any questions, you may contact Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202)551-3629.

                        Sincerely,

                        Kevin Woody
                        Accounting Branch Chief